FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 16, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for October 16, 2007 and incorporated by reference herein is the Registrant’s immediate report dated October 16, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: October 16, 2007

BluePhoenix Announces Strategic Offshore Service Offering For
Post Modernization Application Development And Enhancement

■	Proven methodology with commitment to cost savings, quality and timelines
■	Outsourced development enhances migration projects for added functionality
■	Large pool of high quality software engineers in St. Petersburg, Russia

HERZLIYA, Israel – October 16, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced a strategic service for post modernization offshore application development and enhancement. The development projects are supported by a large pool of high quality software engineers in St. Petersburg, Russia.

BluePhoenix provides application development, modernization, and transformation outsourcing, including offshore software design, development, custom programming, consulting, and software testing services. The offshore center of excellence enables high quality design, rapid implementation, QA and testing with the most cost-efficient and timely delivery to our customers.

According to a recent report by the Gartner Group, “Russia’s elite universities have extremely high standards in math and science. Consequently, the labor pool is of high quality and is scalable.”

“BluePhoenix provides organizations with an extended development arm of experienced professional developers,” said Arik Kilman, CEO of BluePhoenix. “Our customers receive resources that are 100% dedicated to the quality, timeline and overall success of their development effort at a substantially reduced cost.”

BluePhoenix offers strategic application development and modernization outsourcing on the midrange and mainframe platforms with support for development languages such as C#, C/C++, Visual Basic, Java, COBOL, PL/I, Ada, Assembler, Natural, Perl, AJAX, XML, HTML and PHP.

Our outsourced services provide the following benefits:

—	Dedicated resources provided per customer requirements
—	Flexibility to add developers or development time as needed
—	Risk mitigation in hiring and building a development team
—	Reduced management bandwidth required to get teams up and running
—	Access to a wide range of skills and technology expertise
—	Continuity of business and process knowledge around applications and users

For further information regarding our outsourcing services please visit www.bphx.com or contact us at advisors@bphx.com.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+1210-408-0212, ext. 600	+1212-888-4570
cpence@bphx.com	paulmholm@gmail.com